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                              May 31, 2020

       Mark Godsy
       Chief Executive Officer
       Shackelford Pharma Inc.
       1177 West Hastings St. Suite 2300
       Vancouver, BC V6E 2K3

                                                        Re: Shackelford Pharma
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 4, 2020
                                                            File No. 024-11206

       Dear Mr. Godsy:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed May 4, 2020

       Summary, page 6

   1. We note your disclosure that the Company was created to translate the clinical knowledge and insights of Dr.
Shackelford, gained through his treatment of more than 25,000 patients using medical cannabis.
Please place your disclosure in appropriate context by disclosing that the U.S. Food and
Drug Administration (FDA) has, to date, not approved any
                                                        marketing application
for cannabis for the treatment of any disease or condition and has approved only one
cannabis-derived and three cannabis-related drug products.
       Conflicts of Interest, page 31

   2. We note the disclosure on page 53 that Dr. Shannon has served as senior medical advisor for several Canadian
cannabis LPs. Please expand this risk factor, if applicable, to discuss any other material
risks related to his "parallel track" within the cannabis business.
 Mark Godsy
Shackelford Pharma Inc.
May 31, 2020
Page 2
Description of Business, page 37

3. Please revise to include the information required by Item 8 of Part II to Form 1- A
CBD & Wellness Products, page 38

4. You appear to describe your CBD & Wellness Products as products that provide certain therapeutic benefits, stating, for example, that they "provide wellness solutions" and that you are currently targeting "acute pain management." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal
         Food, Drug and Cosmetic Act and subject to FDA approval. Please revise this section to describe the regulatory status of these products, or revise to avoid unsubstantiated therapeutic claims.
Our Products and Services, page 38

5. Please revise this section to disclose in greater detail the current stage of your business.
         Your disclosure should clearly state the current status of development, the steps you have taken toward your planned operations, your intended customers and market(s) in which you plan to distribute your products, your anticipated timeline, and the steps remain.
         Please provide such disclosure with respect to each of the "channels of interest" you intend to pursue. Also, in this regard, we note your statement that "[m]anagement is concurrently working towards creating products based upon proprietary clinical development plans focused on addressing significant medical challenges." Please revise to clarify whether you have started pre-clinical development
6. We note your disclosure that "patent protection is viewed as essential" for certain of your products. Additionally, we note the risk factor on page 26 which states that you are developing intellectual property and possess trade secrets associated with your business.
         Please provide the material terms and expiration of intellectual property currently owned by the company. Refer to Item 7(a)(2) of Form 1-A.
Proprietary Cannabis-based Formulations, page 39

7. Please revise to describe the regulatory process, including all the processes you must complete before any of your products will be considered for FDA approval. For example, describe the various phases of clinical trials. Please also discuss the regulatory processes in Israel and Canada.
FirstName LastNameMark Godsy
8. We note that your proprietary cannabis-based formulations are designed to address
Comapany NameShackelford Pharma Inc. will initially target the dispensary channel. Please
       "significant medical challenges" and
May 31, 2020this section to clearly disclose the legality of your plans under U.S. federal law.
       revise Page 2
FirstName LastName
 Mark Godsy
FirstName LastNameMark Godsy
Shackelford Pharma Inc.
Comapany NameShackelford Pharma Inc.
May 31, 2020
May 31, 2020 Page 3
Page 3
FirstName LastName
Transactions with Related Persons, page 58

9. Please expand to provide all of the information required by Item 13 and the instructions to
         Item 13 of Form 1-A, such as the name of each person whose interest in any transaction is described. As one example, please expand to describe the transactions that make up the balance of the accounts payable to related parties of $119,094 as of December 31, 2019.
Signatures, page 70

10. Please have your principal accounting officer sign the offering statement. See Instruction
         1 to Signatures of Form 1-A.
Exhibits

11. Please have counsel revise the opinion filed as Exhibit 12.1 to remove the statement that with respect to the opinion that the shares will be fully paid and non-assessable, "[n]o opinion is expressed as to the adequacy of any consideration received," or provide an analysis as to why this statement is necessary and appropriate.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact David Burton at 202-551-3626 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Daniel D. Nauth, Esq.